Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268616

PROSPECTUS SUPPLEMENT NO. 32

(to Prospectus dated May 4, 2024)

MSP RECOVERY, INC.

225,524 Shares of Class A Common Stock

This prospectus supplement no. 32 amends and supplements the prospectus dated May 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-268616). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 225,524 shares of our Class A Common Stock, par value $0.0001 per share, held by the Selling Securityholders (the “Total Resale Shares”), including up to 106,667 shares of our Class A Common Stock issuable upon exercise of the Class A Common Stock Underlying Warrant (the “CPIA Warrant”) pursuant to an Amendment to the Claim Proceeds Investment Agreement (the “Amendment”) and a Warrant Agreement (the “Warrant Agreement”) with Brickell Key Investments LP (the “CPIA Holder”). As the exercise price of the CPIA Warrant is only $0.0625 per share, should the CPIA Holder exercise the CPIA Warrant, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On August 7, 2025, the closing price of Common Stock was $0.7401 per share, the closing price of our Public Warrants was $0.018 per warrant and the closing price of our New Warrants was $0.002 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 32 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 8, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on November 14, 2023, MSP Recovery, Inc. (the “Company”) entered into the Standby Equity Purchase Agreement (as amended, the “SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $250 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of common stock to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of common stock to Yorkville under the SEPA except in connection with notices that may be submitted by Yorkville, in certain circumstances as described below.

In connection with the SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $16.5 million (the “Pre-Paid Advances”). In 2023, the Company issued two Convertible Notes to Yorkville for a combined principal amount of $10 million, resulting in net proceeds of $9.48 million, and in 2024 the Company issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On June 26, 2025, the Company issued a fourth Convertible Note for $0.75 million, resulting in net proceeds to us of $0.71 million. On July 16, 2025, the Company issued a fifth Convertible Notes for $0.75 million, resulting in net proceeds to us of $0.71 million.

On August 8, 2025, Yorkville agreed to make an additional advance pursuant to a sixth Convertible Note (the “Sixth Note”) issued by the Company to Yorkville for a total of $0.75 million, on terms substantially the same as the previous Convertible Notes, issued pursuant to the SEPA. Yorkville will disburse the net proceeds of the Sixth Note in two payments: (i) $0.36 million on August 8, 2025, and (ii) $0.36 million on August 15, 2025.

Yorkville may convert the Convertible Notes into shares of the Company’s common stock at a conversion price equal to the lower of the Fixed Price (as defined in each Convertible Note) or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the date of the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than the Floor Price of $0.50, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation.

In addition, Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the SEPA requiring the issuance and sale of shares of common stock to Yorkville at the Conversion Price in consideration of an offset of the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation or the amount of shares of common stock that are registered. As a result of a Yorkville Advance, the amounts payable under the Convertible Notes will be offset by such amount subject to each Yorkville Advance.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

In the SEPA, Yorkville represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On August 8, 2025, the Company held its 2025 Annual Meeting (the “2025 Annual Meeting”) pursuant to the Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on June 27, 2025 (“Proxy Statement”) and mailed on or about June 27, 2025 to MSP Recovery stockholders of record at the close of business on June 11, 2025 (the “Record Date”).

Stockholders holding 6,226,781 shares of the Company’s Common Stock (approximately 75.53%) were present at the 2025 Annual Meeting virtually or by proxy. Each such stockholder was entitled to one vote for each share of common stock held by such stockholder on the Record Date, and the holders of the Company’s common stock voted together for the election of directors and the other proposals presented to them at the 2025 Annual Meeting.

As more fully described in the Proxy Statement, the following matters were submitted to the Company’s stockholders at the 2025 Annual Meeting: (i) to re-elect the three Class III directors of the Company as Class III directors, each for a term of three years or until their successors are duly elected and qualified or until their earlier resignation or removal; and (ii) to ratify the appointment of Deloitte as the independent registered public accounting firm of the Company for the 2025 fiscal year.

See “ABOUT THE MEETING” in the Proxy Statement for the standards applicable in the 2025 Annual Meeting.

Results of the two proposals:

Proposal No. 1: To re-elect the three Class III directors of the Company as Class III directors, each for a term of three years or until their successors are duly elected and qualified or until their earlier resignation or removal:

	For	Against	Abstain
John H. Ruiz	5,471,763	0	39,768
Frank C. Quesada	5,471,316	0	40,215
Ophir Sternberg	5,333,201	0	178,330

Having received a majority of the votes cast, John H. Ruiz, Frank C. Quesada, and Ophir Sternberg were reelected as Class III directors of the Company, each for a term of three years or until their successors are duly elected and qualified or until their earlier resignation or removal.

Proposal No. 2: To ratify the appointment of Deloitte as the independent registered public accounting firm of the Company for the 2025 fiscal year:

For	Against	Abstain
6,153,964	69,643	3,174

Having received affirmative votes from a majority of the votes cast, the appointment of Deloitte, LLP as the independent registered public accounting firm of the Company for the 2025 fiscal year was ratified.

As previously disclosed via Current Report on Form 8-K filed with the SEC on July 16, 2025, the Company has engaged Baker Tilly US, LLP to serve as the Company’s independent registered public accounting firm for the remainder of the fiscal year ending December 31, 2025, beginning in the fiscal quarter ending September 30, 2025.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Yorkville SEPA (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on November 14, 2023)
10.2	Yorkville Convertible Note dated August 8, 2025
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
(di)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: August 8, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel